CARRICK GOLD LIMITED

ACN 100 405 954

SEC File No.: 82-34948

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

Companies Announcement Platform
Australian Stock Exchange

22 March 2006

KALPINI GOLD CORRIDOR EXCEEDS 700 METRES

One metre assays from drilling at the Gambia prospect have again confirmed the presence of significant high grade gold mineralised structures (Refer: Table A). These mineralised structures form part of a gold corridor which extends for a distance of approximately 700 metres including the Camelia Open Cut and separate gold workings to the northeast. Current exploration drilling is following significant alteration within the Gambia-Camelia corridor which at present is open-ended to the north-east and south-west and is following a linear mineralised structural trend. It is believed that shallow dipping high grade gold mineralised structures form the 'core' of this corridor and drilling is continuing.

One metre drill samples are riffle split in the field and assayed using an acid digest technique. Samples which are initially assayed above 1.0ppm gold are re-assayed using a fire assay technique. Significant assay results are the arithmetic mean average of both techniques.

TABLE A				
HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	INTERSECTION (g/t)	
KPRC15	31	34	6.65	
			inc. 1m@17.26	
KPRC15	48	50	18.58	
			inc. 1m@29.76	
KPRC15	44	45	2	
KPRC16	25	26	1.41	
KPRC16	50	52	9.11	
			inc. 1m@16.63	
KPRC17	48	50	15.51	
			inc. 1m@22.44	
KPRC17	53	54	1.22	
KPRC17	56	57	1.64	
KPRC20	49	50	3.54	
KPRC20	63	65	20.26	
			inc. 1m@39.96	
KPRC21	33	35	1.72	
KPRC21	54	56	4.12	
			inc. 1m@7.5	

TABLE B								
HOLE_ID	HOLE COORDINATES				HOLE ORIENTATION			
	E_LOCAL	N_LOCAL	E_GDA	N_GDA	RL	Depth	Azimuth	DIP
KPRC15	42199.42	41200.09	398857.7	6635743	377.388	90	190	-60
KPRC16	42224.63	41200.21	398861.9	6635768	377.418	70	190	-60
KPRC17	42250.08	41200.1	398866.4	6635793	377.542	82	190	-60
KPRC20	42300.17	41250.08	398825.9	6635851	378.403	70	190	-60
KPRC21	42249.71	41249.95	398817.3	6635802	378.13	70	190	-60

dw 4/17

Results from drilling of the mineralised structures at the Atlas Shaft (Kalpini Mine area) are still being assessed. However auger samples of a retreated tailings stack indicates that significant gold mineralisation was mined from the underground workings. Most of the 186 assay results were above 0.5g/t gold and many exceeded 1.0g/t. The surface of the tailings stack (approx. 45 metres x 45 metres) was sampled at 5x5 metre spacings to an average depth of 3 metres. Auger cuttings brought to the surface were sampled every half metre (A-G) and assayed using an acid digest technique (AQ). If the sample assay result was above 1.0g/t gold then the assay was checked using a fire assay technique (FA). Sample assays are given in Table C showing examples of the results for acid digest and fire assay.

TABLE C					
Sample	AQ	FA	Sample	AQ	FA
	Au (g/t)	Au (g/t)		Au (g/t)	Au (g/t)
KT3A	1.04	2.61	KT17A	1.06	1.34
KT3B	0.59		KT17B	1.01	1.18
KT3C	1.29	1.71	KT17C	1.36	1.61
KT3D	0.38		KT17D	0.89	
KT3E	0.39		KT17E	0.58	
KT3F	0.63		KT17F	0.72	
KT5A	0.75	4.55	KT22A	0.92	
KT5B	0.58		KT22B	1.18	1.58
KT5C	2.80	4.55	KT22C	0.84	
KT5D	0.61		KT22D	0.79	
KT5E	0.93		KT22E	1.50	2.94
KT5F	0.55		KT22F	1.17	1.55
KT9A	1.33	1.11	KT26A	1.03	1.07
KT9B	1.27	1.19	KT26B	0.93	
KT9C	2.87	6.44	KT26C	1.77	2.57
KT9D	1.00	4.08	KT26D	1.29	1.51
KT9E	1.05	1.59	KT26E	1.30	1.46
KT9F	0.47		KT26F	0.73	
KT9G	0.61		KT26G	0.60	
KT12A	0.36		KT28A	1.08	1.17
KT12B	0.41		KT28B	0.80	
KT12C	1.10	1.44	KT28C	0.93	
KT12D	2.00	3.22	KT28D	0.52	
KT12E	0.54		KT28E	2.01	2.78
KT12F	0.45		KT28F	1.30	1.77
KT15A	0.79		KT30A	0.57	
KT15B	0.47		KT30B	0.45	
KT15C	0.76		KT30C	1.09	1.39
KT15D	1.35	2.98	KT30D	0.80	
KT15E	1.17	1.49	KT30E	1.69	1.97
KT15F	0.78		KT30F	0.51	

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED

CARRICK GOLD LIMITED

ACN 100 405 954

SEC File No.: 82-34948

Level 9, 37 St. George's Terrace, Perth, WA 6000
Tel: (08) 9225-5544 Fax: (08) 9225-5533

www.carrickgold.com

Companies Announcement Platform
Australian Stock Exchange

3 April 2006

AEGIS EQUITIES REVALUATION

We wish to advise that, following on Carrick Gold's recent resource upgrade, the research firm, Aegis Equities Research, has increased its valuation of Carrick Gold Limited.

The report may be viewed in full on the Company's website.

BEVAN JAGGARD
Company Secretary
CARRICK GOLD LIMITED